                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934

                       Concurrent Computer Corporation
                -----------------------------------------------
                              (Name of Issuer)


                   Common Stock, par value $.01 per share
                 ------------------------------------------
                       (Title of Class of Securities)

                                 206710 20 4
           -------------------------------------------------------
                                (CUSIP Number)

                             Brian Foremny, Esq.
                           CyberGuard Corporation
                        2101 West Cypress Creek Road
               -----------------------------------------------
                       Fort Lauderdale, Florida 33309
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                                June 27, 1996
           -------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent there to reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                 CUSIP NO. 206710 20 4                                                        Page 2 of 5

              Names of Reporting Person
              SS or ISA Identification Nos. of Above Person
      1
                       CYBERGUARD CORPORATION

              Check the Appropriate Box if a Member of a Group*
      2                                                                                                         (a)
                       N/A                                                                                      (b)

              SEC use only
      3

              Source of Funds*
      4
                       OO

              Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
      5


              Citizenship or Place of Organization
      6
                       FLORIDA
                                   Sole voting power
                           7
                                           11,280,000
   Number of shares
                                   Shared voting power
     beneficially
                           8
     owned by each
                                           NONE
   reporting person

         with
                                   Sole dispositive power
                           9
                                           11,280,000

                                   Shared dispositive power
                          10
                                           NONE

              Aggregate Amount Beneficially Owned by Each Reporting Person
      11
                       11,280,000

              Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
      12

              Percent of Class Represented by Amount in Row (11)
      13
                       27.8%

              Type of Reporting Person*
      14
                       CO


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to shares of the Common Stock, par value $0.01 per share, (the "Shares") of Concurrent Computer Corporation, a Delaware corporation. The principal executive offices of the Issuer are located at 2 Crescent Place, Oceanport, New Jersey 07757

ITEM 2.  IDENTITY AND BACKGROUND.

         Item 2(a) CyberGuard Corporation, a Florida corporation, formerly known as Harris Computer Systems Corporation ("CyberGuard")

         Item 2(b)        2101 West Cypress Creek Road
                          Fort Lauderdale, Florida 33309

         Item 2(c) CyberGuard is a leading manufacturer and marketer of commercial network security products.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                 CyberGuard acquired the Shares in connection with a transaction (the "Transaction") pursuant to a Purchase and Sale Agreement dated March 26, 1996, as amended and restated as of May 23, 1996, providing for the sale to the Issuer of the assets of CyberGuard's real-time computer business together with 683,178 shares of newly issued common stock of CyberGuard in exchange for (i) 10,000,000 newly issued shares of common stock, par value $.01 per share, of the Issuer; (ii) convertible exchangeable preferred stock of the Issuer paying a 9% cumulative annual dividend quarterly in arrears with a liquidation preference of $8,200,000 (subject to adjustment under certain circumstances); and (iii) the assumption by the Issuer of certain liabilities of CyberGuard. The preferred stock of the issuer is convertible at the option of CyberGuard into 3,280,000 shares of common stock of the Issuer.

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4(a) The Shares, together with convertible preferred stock of the Issuer, are acquired in consideration for CyberGuard's real-time computer business, shares of CyberGuard common stock, and the assumption by the Issuer of certain liabilities of CyberGuard.

         Item 4(b) CyberGuard does not intend to be a long-term holder of securities of the Issuer. Of the 10,000,000 shares of common stock of the Issuer received by CyberGuard in connection with the Transaction, 2,000,000 shares were sold immediately following the Transaction is a negotiated offering of such securities. CyberGuard proposes to sell an additional 1,000,000 shares in open market transactions in the near future. CyberGuard has pledged 7,000,000 shares to its lender as security for a line of credit.

         Item 4(d) CyberGuard and the Issuer are parties to a Share Holding Agreement dated June 27, 1996 pursuant to which CyberGuard has the right to designate three members of the board of directors of the Issuer.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.


                               Page 3 of 5 Pages

         Item 5(a) and (b)        CyberGuard has sole investment and voting
power with respect to 8,000,000 shares of common stock of the Issuer. CyberGuard has sole investment power with respect to 1,000,000 shares of convertible exchangeable preferred stock of the Issuer, convertible at the option of CyberGuard into 3,280,000 shares of common stock of the Issuer.

         Item 5(c) On June 27, 1996, CyberGuard sold 2,000,000 shares of common stock of the Issuer in a privately negotiated placement of such stock at a price of $1.75 per share (for an aggregate purchase price of $3,500,000) less fees and expenses of $110,000.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         CyberGuard and the Issuer are parties to a Share Holding Agreement dated June 26, 1996 with respect to the shares of common stock of each held by the other as a result of the Transaction. The Share Holding Agreement contains certain restrictions on transferability of the shares, standstill requirements under certain circumstances, registration rights, voting restrictions and provisions for mutual board representation. The Share Holding Agreement is filed as an exhibit to this Schedule 13D.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The following items are filed as Exhibits to this Schedule 13D:

    EXHIBIT
     NUMBER                     EXHIBIT DESCRIPTION                     METHOD OF FILING
     ------                     -------------------                     ----------------
        1.1      Purchase  and  Sale  Agreement  dated  March  26,      Incorporated  by  reference to  Annex  A  of the
                 1996, as amended and restated  as of May 23, 1996      Definitive  Proxy Statement  on Schedule  14A of
                 between   Concurrent  Computer   Corporation  and      CyberGuard Corporation filed with the Securities
                 Harris Computer Systems Corporation                    and  Exchange Commission  on May 24,  1996 (File
                                                                        No. 0-24544)

        1.2      Form of  Share Holding  Agreement dated  June 26,      Incorporated  by  reference to  Annex  F  of the
                 1996 between Concurrent Computer  Corporation and      Definitive  Proxy Statement  on Schedule  14A of
                 Harris Computer Systems Corporation                    CyberGuard Corporation filed with the Securities
                                                                        and  Exchange Commission  on May 24,  1996 (File
                                                                        No. 0-24544)

        1.3      Form of Certificate  of Designation,  Preferences      Incorporated  by  reference to  Annex  G  of the
                 and  Rights  of  Class  B  Convertible  Preferred      Definitive Proxy Statement on Schedule 14A filed
                 Stock                                                  CyberGuard Corporation with  the Securities  and
                                                                        Exchange Commission on May 24, 1996 (File No. 0-
                                                                        24544)


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                               Page 4 of 5 Pages

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 8, 1996


                                  CyberGuard Corporation
                                ----------------------------------------------
                                Signature


                                  by /s/ Brian Foremny
                                ----------------------------------------------
                                Brian Foremny
                                General Counsel and Secretary






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